[WEBSTER FINANCIAL CORPORATION LETTERHEAD]
December 22, 2005
By Edgar
John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Webster Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended
March 31, 2005, June 30, 2005 and September 30, 2005
File No. 001-31486

Dear Mr. Nolan:
     This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated December 2, 2005, regarding the above referenced filings of Webster Financial Corporation (“Webster”). Below are the Staff’s comments followed by our responses.
Comment:
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
Consolidated Interim Financial Statements
Note 4: Securities, page 12
1.	We note that your unrealized losses greater than 12 months on temporarily impaired mortgage-backed securities increased from $0 at December 31, 2004 to $25.6 million at September 30, 2005. We further note your disclosure on page 13 that you have the ability to hold these investments to maturity or full recovery of the unrealized loss. Please tell us and revise future filings beginning with your Form 10-K for the year ended December 31, 2005 to clarify whether you also have the intent to hold these investments to maturity or full recovery of the unrealized loss.

John P. Nolan
SEC — Accounting Branch Chief
December 22, 2005

Response:
Webster has both the ability and intent to hold the referenced securities until full recovery of the unrealized loss, which may be to maturity. Beginning with Form 10-K for the year ended December 31, 2005, Webster will revise its disclosure to address both its ability and intent to hold securities with unrealized losses.
Comment:
2.	Considering the severity and duration of unrealized losses on your available for sale mortgage-backed securities through September 30, 2005, please tell us the period of time over which you expect the cost of these investments to be recovered and the evidence you rely upon to determine that these unrealized losses are not other than temporary. Your response should describe the nature of the event (or events) which gave rise to the temporary impairment and the factors you believe will result in recovery within reasonable time. Refer to paragraphs 10-18 of EITF 03-1.
Response:
Webster expects that recovery of the temporarily impaired Available for Sale (AFS) mortgage-backed securities at September 30, 2005 will occur over the weighted-average estimated remaining life of the portfolio. We utilize market-accepted systems and prepayment models to project the estimated average life, which for the referenced portfolio we presently estimate to be approximately 2.9 years.

The unrealized loss on the AFS mortgage-backed securities is the result of increases in market yields on these securities, reflecting the impact of the eleven rate increases of 25 basis points, or 275 basis points in total, by the Federal Reserve from June 2004 through September 2005.

Our determination that the unrealized loss on AFS mortgage-backed securities at September 30, 2005 represented temporary impairment also considered the following:
1.	There have not been any credit events with these securities and they are all currently rated AAA.

2.	Mortgage-backed securities are pre-payable monthly, at par value; prepayments reduce our holdings and unrealized loss. Webster does not hold any mortgage-backed securities purchased at a significant premium over par value for which prepayments could result in an inability to recover substantially all of the recorded investment. As of September 30, 2005, 30 percent of these mortgage-backed securities have an unrealized loss amount that is smaller than the unrealized loss amount as of December 31, 2004, principally reflecting the effect of prepayments.

John P. Nolan
SEC — Accounting Branch Chief
December 22, 2005

3.	The majority of the underlying mortgages are hybrid adjustable-rate mortgages (“ARMs”), which tend to prepay faster than fixed-rate mortgages As the hybrid ARMs approach their interest rate reset date, we expect the market price of the mortgage-backed security to approximate that of a security backed by fully-indexed ARMs. Because securities backed by fully-indexed ARMs generally trade at a slight premium and the amortized cost of Webster’s securities backed by hybrid ARMs approximates par, we believe the current unrealized losses are temporary declines, pending reset of the underlying ARM interest rates.
Webster hereby acknowledges that:
•	Webster is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Webster may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 578-2335.

Sincerely,

/s/ William J. Healy William J. Healy
Executive Vice President Chief Financial Officer